

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Mr. Jack Abuhoff
Chairman of the Board,
Chief Executive Officer and President
Innodata Isogen, Inc.
Three University Plaza
Hackensack, New Jersey 07601

      Re: Innodata Isogen, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 11, 2010
                File No. 000-22196

Dear Mr. Abuhoff:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Patrick Gilmore
                Accounting Branch Chief